Exhibit 99.1

The following table shows the ratios of earnings to fixed charges for Deutsche Telekom, which are computed based on financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the period ended June 30, 2008 and the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

Deutsche Telekom AG

Computation of Ratio of Earnings to Fixed Charges, IFRS

(Amounts in million Euros, except for ratio of earnings to fixed charges)

	Six months ended June 30, 2008	For the year ended December 31,
		2007	2006	2005	2004	2003
Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	2,489	2,417	2,606	6,084	3,667	4,449

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	1,739	3,175	3,156	3,145	3,945	4,336
Estimated interest portion of rents	312	597	542	534	448	514
	2,051	3,772	3,698	3,679	4,393	4,850

Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or loss from equity investees plus fixed charges	4,540	6,189	6,304	9,763	8,060	9,299

Ratio of earnings to fixed charges	2.2	1.6	1.7	2.7	1.8	1.9